STOCK SECURITIES LLC

**Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934**

December 31, 2023

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SEC FILE NUMBER
8-45650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stock Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 Tresser Blvd., Suite 345
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Camisa	609-658-7501	kcamisa@candealsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Keith Stock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stock Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIAN WHEDDON
NOTARY PUBLIC
For and in the Islands of Bermuda.
My commission is unlimited as to time.

Date: 22/02/24

Notary Public

31 Victoria Street, Hamilton HM10
Bermuda

Signature: ______________________

Title: CEO
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA 19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Stock Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stock Securities LLC (the "Company") as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2020
Abington, Pennsylvania
February 21, 2024

Stock Securities LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	119,655
Certificate of deposit, at fair value		6,904
Prepaid expenses		8,661
Other assets		977
	$	136,197

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued	$	41,968
expenses		41,968
Total liabilities		
		94,229
Member's equity		
	$	136,197

The accompanying notes are an integral part of these financial statements.

Stock Securities LLC
Footnotes to Financial Statements
December 31, 2023

1. **Organization and Summary of Significant Accounting Policies**

    Organization and Nature of Business Operations
    Stock Securities LLC (the "Company") was formed in July 2013 under the laws of the State of Delaware and was registered as a broker-dealer in September 2013 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. Stock Securities LLC is a wholly owned subsidiary of FFP Affiliates IV, LLC (the "Parent"). The Company provides financial advisory services to clients with respect to mergers & acquisitions, capital raising and other financial services.

    The Company is a Non-Covered Firm with the SEC since it does not accept client funds or securities and will not have possession of any client funds or securities in connection with its activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073, the Company does not claim an exemption from SEA Rule 15c3-3.

    Basis of Presentation
    The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Accounts Receivable and Contract Balances
    Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a client and are derecognized when the cash is received. On a periodic basis, management evaluates its accounts receivable and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

    Revenue Recognition

    Significant Judgements
    Revenue from contracts with clients includes fees from mergers & acquisitions and private placement advisory activities. The recognition and measurement of the revenue is based on the assessment of individual contract terms. Significant judgement is required to determine (i) whether performance obligations are satisfied on a "best efforts" basis at a point in time or over time (ii) how to allocate transaction-related fees where multiple performance obligations are identified (iii) when to recognize revenue based on the appropriate measure of the Company's progress under the contract and(iv) whether constraints on variable compensation should be applied due to uncertain future events.

    Mergers & Acquisitions and Private Placement Advisory Fees
    The Company advises on mergers & acquisitions and the sale of equity and debt securities through private placements. Revenue from mergers & acquisitions and private placement advisory services is recognized at the point in time that performance under the arrangement is completed.

The Company believes that the closing date of the contract is the appropriate point in time in which to recognize revenue for mergers & acquisitions and private placement advisory fees provided

(i)   there are no significant actions which the Company needs to take subsequent to such date;

(ii)   the client obtains tangible financial benefit at the time of transaction closing; and

(iii)   no contractual agreement between the Company and its client requires the recognition of revenue to take place at another time or over time in connection with the client obtaining tangible financial benefit from the Company's provision of advisory services.

Deferred revenues arise when the client remits contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are de-recognized when revenue associated with the contract is recognized at the time the performance obligation is satisfied.

Income Taxes
The Company is a single member limited liability company. Therefore, the income or loss is passed through to the member and no provision for federal and state income taxes has been included in the financial statements for the Company. The Company is a single member limited liability company and is considered a disregarded entity for tax purposes. The Company is therefore not required to file income tax returns in the U.S. Federal jurisdiction or any states.

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital level and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0 while conducting business. On December 31, 2023, the Company had net capital of $84,315 which exceeded minimum net capital required of $5,000. The ratio of aggregate indebtedness to net capital was 0.50 to 1.

3.   Fair Value Measurements

Pursuant to the requirements of FASB ASC 820, *Fair Value Measurements* ("ASC 820"), the Company has provided fair value disclosure information for relevant assets and liabilities in these financial statements. ASC 820, which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the Company transacts. ASC 820 clarifies that fair value should be based on assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. ASC 820 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. While not expanding the use of fair value, ASC 820 may change the measurement of fair value. Any change in the measurement of fair value would be considered a change in estimate and included in the results of operations in the period of adoption.

Stock Securities LLC
 Footnotes to Financial Statements (continued)
 December 31, 2023

The following table presents information about the Company's financial assets measured at fair value on a recurring basis as of December 31, 2023 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value. The hierarchy is broken down into three levels. Level 1

inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The fair value of the Company's financial assets is summarized as follows as of December 31:

	Level 1	Level 2	Level 3	Total
Certificate of deposit	$ 6,904	$ -	$ -	$ 6,904
	$ 6,904	$ --	$ --	$ 6,904

4. **Concentration of Credit Risk**

The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on its cash balances.

5. **Related Party Transactions**

The Company maintains an administrative service arrangement with First Financial Partners, Inc. First Financial Partners, Inc invoices the Company annually for administrative services on a fixed fee basis. The total charges for the year 2023 amounted to $2,500.